EXHIBIT 99.1

Stantec acquires Ryan Hanley, an Irish engineering and environmental consultancy

EDMONTON, Alberta and DUBLIN, April 08, 2025 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has acquired Ryan Hanley, a 150-person engineering and environmental consultancy with locations across Ireland. Ryan Hanley will bring its extensive local knowledge, relationships, and technical expertise to Stantec, particularly around the Irish water sector. The firm delivers a broad range of services, creating solutions for local authorities, government departments, private clients, utility companies, and other influential organizations. The acquisition is an important part of Stantec’s goal of expanding its presence in Ireland.

Founded in 1931, Ryan Hanley has offices in Dublin, Galway, Cork, and Castlebar.

“Through deep and meaningful collaboration, Ryan Hanley and Stantec have proven our ability to deliver outstanding results for clients and communities in Ireland,” said Gord Johnston, Stantec’s president and chief executive officer. “Innovation and purpose are at the heart of both of our businesses, and this new chapter is the logical next step in our collective journey. Together, our shared capabilities, expertise, and creativity will help address some of Ireland’s biggest challenges.”

Delivering excellence in water
Ryan Hanley has been a local partner for Stantec as part of a successful joint venture (JV) since 2020. The JV has supported Ireland’s water company, Uisce Éireann (UÉ), in its Engineering Design Services Framework helping deliver a €3.5 billion investment in asset delivery across UÉ's portfolios. The JV was appointed to UÉ’s Capital Works PMO Services Framework in 2023. Stantec and Ryan Hanley currently share an office space in Dublin’s city centre, which was opened formally by Ireland’s former Taoiseach (Prime Minister), Simon Harris, in 2024.

Building on a strong foundation
For Ryan Hanley, the integration into Stantec will allow its interdisciplinary teams to reach new markets, such as energy, transport, and community development, while drawing from Stantec’s global footprint and resources.

“Over the last 90 years, we have grown to become a values-driven business, founded on passion and integrity as well as doing what is right for communities and the environment,” said Ger Gibney, managing director, Ryan Hanley. “This will not change as Ryan Hanley becomes part of Stantec, a firm that has shown itself to be a hugely valuable partner with an ethos similar to our own. We are all excited for what feels like a natural stage in our evolution as we continue to grow our numbers and drive project excellence across Ireland.”

Ryan Hanley’s Project Experience
Ryan Hanley's portfolio of consulting engineering experience is specialized in water, wastewater, flood risk management, structural engineering, environmental planning, and ecology. Standout projects include

  Coolatee Integrated Constructed Wetlands—delivering a constructed wetland for wastewater treatment at Coolatee, County Donegal. Ryan Hanley successfully removed an untreated discharge to watercourses in line with Environmental Protection Agency requirements. The project achieved the cessation of untreated wastewater discharge to the Foyle Estuary, without the need for an energy supply or any treated water connection, while increasing biodiversity in the area.
  Leixlip to Saggart Pipeline—a diverse range of design services for the strategic water main link between Leixlip and Saggart to create a strategic interconnector between the two primary water supplies feeding Dublin as part of UÉ’s strategy to deliver a sustainable and resilient water supply for the Greater Dublin area. With a construction value of approximately €28 million, it was one of UÉ’s largest infrastructure projects completed in 2019.
  The O’Shaughnessy Bridge—design and engineering services for a locally iconic bridge giving a new pedestrian access route to the campus of University of Galway. The structure is a 48-metre-long, bar stayed, steel bridge over the Eglinton Canal, with a separate 15-metre-long approach bridge over the Newcastle River.
  River Deel Flood Relief Scheme—implementing a flood relief scheme for the town of Crossmolina, County Mayo, that is socially, environmentally, and economically acceptable to protect properties and people against the effects of major flood events.

The Ryan Hanley and Stantec partnership was recognized by the Association of Consulting Engineers of Ireland at the 2025 Engineering Excellence Awards winning in the sustainability and natural environment category.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting.
Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569- 5389 ir@stantec.com	Media Contact Calum Metcalfe Stantec UK & Ireland PR Ph: (44) 7928 501 112 calum.metcalfe@stantec.com